RADICA(R) GAMES LIMITED
                       ANNOUNCES CROSSWORD GAMES AGREEMENT

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 12, 1999                                       PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201

                                                     LUC LE COTTIER
                                                     PRESIDENT
                                                     LEXIBOOK
                                                     (FRANCE)
                                                     (33) 169 189 257


(HONG KONG) Radica Games Limited (NASDAQ RADA) announced today an agreement with Lexibook of Orsay, France covering exclusive manufacturing rights and U.S. and Canadian distribution rights for a line of crossword games created by Lexibook. Radica intends to introduce "Crossword Challenge" as part of its Monte Carlo line of games for specialty retailers this Fall.
Additional products are planned for 2000.

"We are delighted to enter into a partnership with Lexibook in the crossword business. This venture will combine Lexibook's outstanding games with Radica's manufacturing expertise and U.S. distribution prowess," said Bob Davids, CEO of Radica Games Ltd.

"Our electronic crosswords are exciting, unique products, already well known throughout Europe. Radica is best equipped to assure success in the USA and Canada, thanks to the team's dynamism, it's manufacturing competence and strong distribution. We are confident in the success of our partnership," said Luc Le Cottier, President of Lexibook

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item
          1. Description of Business -- Risk Factors" in such report on Form 20-F.


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Radica Games Limited ("Radica") is a Bermuda company  headquartered in Hong Kong
(NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com".


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